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                                  [LETTERHEAD]                     EXHIBIT 99.08




                                  July 1, 1996


Eloy Ellis
635 North Canyon Boulevard
Monrovia, CA 91016

RE:  Billing and Retainer Payments in Kind


Dear Eloy,
     This is to confirm that the you have agreed to accept up to 100,000 shares of unrestricted, tradable common stock of Vitafort as payment on account of Vitafort for approved and budegeted business expenses (primarily travel & entertainment) incurred on behalf of Vitafort in accordance with Vitafort reimbursement practices. The terms under which the securities are to be accepted are as follows:

1)  Vitafort will issue, at the earliest practicable time, sufficient shares
    (as near to July 1, 1996 as possible) to fully cover all outstanding amounts due and a reasonable estimate of the amounts budegeted and approved for the coming month's planned activity. This reconciliation/issue process will be repeated monthly (at or near month end) until the full number of shares has been issued.

2) Eloy Ellis shall have the option to dispose of the shares in the open market, in an orderly basis, during the ensuing 30 days from the date of issuance.

3) The net proceeds received from the sale of the shares shall be considered as payment on account of Vitafort, and applied against open valid invoices for expense reimbursement, or applied to your account for future expenses incurred as noted in the opening paragraph.

4) Eloy Ellis may choose, at her sole discretion, to keep the shares of stock beyond the thirty days noted. In such case, his firm will post a credit on the Vitafort account in an amount equal to the closing bid price on the Nasdaq Electronic Bulletin Board as of the date of issuance, less estimated selling costs (not to exceed 6%). Such credit shall be applied against valid open invoices and your retainer for future services in the same manner as a cash payment, and shall be considered payment in full for the stock issued. Vitafort shall bear no interest in the future sales proceeds of such stock, regardless of any difference between the actual proceeds and the credit given.

5) Eloy Ellis, via Vitafort Employee Expense Reports, will continue to bill for approved services and related fees in accordance with Vitafort's approved practices, in the ordinary course of business. These Expense reports will clearly include the both the credits earned via stock issuance, and support for the method of valuation (net proceeds stock transaction receipt of comparable document).

    If the foregoing correctly sets forth our agreement and understanding, please sign a counterpart of this letter in the space provided below and return a copy to the undersigned. Upon return, we will arrange for the appropriate documentation to approve and issue the shares in accordance with the foregoing, Vitafort International Corporation by laws and SEC regulations.

Sincerely,                        AGREED AND ACCEPTED:




/s/ MARK BEYCHOK                  /s/ ELOY ELLIS   /  7/1/96  /  ###-##-####
                                  --------------------------------------------
    Mark Beychok                      Eloy Ellis  /   Date   /   Taxpayer ID